

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Neil M. Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California

> **RE: Pacific Ethanol, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-21467**

Dear Mr. Koehler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Kinergy Operating Line of Credit, page 45

1. You disclose on page 45 that Kinergy, your subsidiary, is required to meet specified EBITDA and fixed coverage ratio financial covenants. To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive

Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

2. Please revise future filings to disclose amounts borrowed and that are available to you to be drawn down under the $20.0 million line of credit that Kinergy maintains.

Consolidation of Variable Interest Entities, page 46

3. Please explain specifically how New PE Holdco meets the definition of a variable interest entity under the criteria in paragraph 05-8 of ASC 810-10-05 and paragraph 15-14 of ASC 810-10-15. Provide supporting details as necessary to explain how the legal entity meets the relevant criteria.

4. Please explain how you have met both of the criteria in paragraph 25-38A of ASC 810-10-25. Explain how the extension terms and termination rights of the AMA and other agreements impact your assessment. Discuss the powers of the board of directors of New PE Holdco and any other parties who make business decisions and direct activities impacting New PE Holdco's economic performance. Clarify who drafts and approves the budget for costs and expenses associated with services to be performed by you under the agreements.

5. Clarify specifically why you did not meet the criteria on the Effective Date, when the Asset Management Agreement and other key agreements were entered into, before the purchase of the 20% ownership interest.

6. Please tell us and clarify in future filings the consideration you delivered in exchange for the call option for 25% of the membership interests.

Contingencies, page F–40

7. In future filings please disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50, paragraphs 3-5 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief